INVEST IN **HUBHOUZE LLC.**

# An ecommerce/SaaS with collections of bathrooms designed by style and budget





HUBHOUZE

Affordable designed bathrooms, made easy.

**THE HOTEL COLLECTION**  **FROM $6,300**

The Hotel Collection bring all the beautiful bathroom luxuries you find on relaxing gateways, without a big price tag.

**SHOP THE BATHROOM**

**LEAD INVESTOR**  ⌄

Peter R Bradley III

HUBHOUZE's business proposition is right on timing, bringing innovation into a construction niche that lacks it. I am investing because I understand the potential and see myself as a consumer as well. There are so many investment opportunities in software and tech, however, the biggest corporations in the USA are consumer goods companies such as Amazon, P&G, Home Depot, Lowes etc. So I am very excited to support a company proposing to innovate marketing in a large industry with real consumers and real problems to solve.

**Invested $30,000 this round**

 hubhouze.com   Louisville Kentucky

Software   Technology   Retail   B2C   Crowdfunding

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# Highlights

**1**  Bathroom Renovation - a broken industry worth $59.2 Billion, definitely worth fixing.

**2**  The construction has a slow tech adoption but it's ripe for disruption.

**3**  The e-commerce is mature, and customers are ready to start buying large ticket items online.

**4**  Construction is getting social, but no one is paying attention.

**5**  The consumer has a new social and digital shopping behavior currently unaddressed by the players.

**5**  The consumer has a new social and digital shopping behavior currently unaddressed by the players.

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# Our Founder



**Danielle Fluntie Queiroz**  Founder and CEO

A solution-focused, driven, and resourceful three-time founder with a passion and deep experience in taking a construction tech startup all the way from original idea to successful execution.

It's a large and existing industry which I have a lot of experience in, which also presents us with the opportunity to create a very innovative company due to its existing large demand, neglected customers base who have

adopted a new shopping behaviour which isn't so far being addressed by the current players.

## THE PROBLEM

If you are not renovating your bathroom or thinking about it, you probably know someone that is renovating or fetching the strength to do it, and that's because the bathroom is the top priority for most homeowners renovating but it's a daunting and challenging process that requires sourcing, selecting and buying over thirty different elements spread all across the internet, local outlet stores.

Ordering, paying, and receiving multiple orders, finding a reliable contractor, and successfully managing a project and its unknowns, it's a puzzle homeowners struggle to put together!



**$59 billion industry in serious lack of innovation.**

### THE SOLUTION

The solution is an e-commerce/SaaS platform providing all-inclusive bathroom packages, designed by style and budget, connected to a nationwide community of vetted and independent builders to carry out installations.


The Destination Collection
FROM $5,500
Inspired by the most influential locations around the world, the Destination Collection brings the look you've always lusted over, to your bathroom.
SHOP THE BATHROOM
The Hotel Collection
FROM $6,300
The Hotel Collection bring all the beautiful bathroom luxuries you find on relaxing gateways, without a big price tag.
SHOP THE BATHROOM

### THE OPERATION and HOW IT WORKS

Through our e-commerce platform, customers will get inspired, shop exclusive individual products, or pick a whole new bathroom from our designed collection, filtering by style and budget.

Using their phone, shoppers will then enter their bathroom dimensions and photographs into a dedicated dashboard and get paired with a local and independent contractor from our nationwide community (if they need one), to carry out the installation.

Using our SaaS solution, the contractor will customize the customers' selected bathroom to meet their real bathroom space, adjusting product sizes and quantities as necessary. Our software creates visuals of the customer's real bathroom and provides a personalized shopping cart with all the products needed for a full bathroom remodel.

As soon as payment is received, our software places automatic orders across multiple suppliers, who send the products to our distribution center.

While we manage the multiple orders, feeding each dashboard with delivery information, the customer enjoys the visual mock-ups of their new, dream bathroom with a certainty of outcome, along with a Bathroom Renovation Guidelines - a complete educational source containing the best practices, a step-by-step of how the remodeling works, and what to expect during the process - all in one place.

At our distribution center, all of the ordered products go through quality control and are put together on a single pallet to optimize deliveries and maximize customers' experience.

The appointed contractor then starts the work, while our customer care team remains on standby to provide support if anything goes awry.

Customers can sit back while their new dream bathroom is installed! That's a lot of headaches saved, and a lot of neglected bathrooms reimagined!

HUBHOUZE, affordably designed bathrooms, made easy.

## THE MARKET SIZE and OPPORTUNITY

The US home renovation market is worth $450 billion per year, and bathrooms alone around $59 billion. It's a very large old fashion industry, full of neglected customers, with a digital and social shopping behavior, which isn't so far being addressed by the current players.

Home Depot and Lowes combined have a 30% market share, and the other 70% is highly fragmented; it's all about shifting materials from point A to point B without much-added value to the consumer.



| TOTAL AVAILABLE MARKET | SERVICEABLE ADDRESSABLE MARKET |
|---|---|
| $450 Billion | $59 Billion |



PROJECTED REVENUE
OVER 5 YEAR

**$259 Million**



PROJECTED MARKET
SHARE BY YEAR 5

**0.44%**

Forward looking projections cannot be guaranteed.

# ROUTE TO MARKET

Our route to market is very social and 100% based on the new consumer behavior.

We'll target our audience with collections of dream bathrooms, crafted by designers that they wouldn't be able to privately afford, using products that they wouldn't be able to find everywhere.

Our approach includes a strong presence on all social media platforms, partnerships with social influencers, customer referrals, brand ambassadors, affiliate programs, collaborations with fashion brands, and boutique hotels around the world.



01 **SOCIAL MEDIA**
Optimised shoppable content and Ads for Pinterest, Instagram, and all other social platforms.

02 **BRAND AMBASSADORS**
Collaboration with social media influencers as brand ambassadors.

03 **AFFILIATION PROGRAMME**
Partnership with businesses targeting the same consumer but not competing.

Extensive Branding & Marketing Strategy

04 **SEO**
Improving the quality and quantity of e-commerce traffic.

05 **CUSTOMER REFERRALS**
Rewarding customers to invite friends and family.

06 **CONTENT MARKETING**
Engaging and nurturing with the consumer before the purchasing decision is made.

# CONSUMER ENGAGEMENT

The construction sector is already social, and no one is paying attention!

Here's an example of how a designed bathroom posted on an Instagram account generated multiple products inquiries that could not be fulfilled.

Now, if you think of this on a large scale, we are talking about hundreds of millions of dollars being left on the table, and we are going to get it.

**Click here to view the reference post on Instagram.**



journeyandjacobs • Following
Journey + Jacobs Design Studio



journeyandjacobs You guys!! We just found out we were the most liked bathroom photo on @dominomag for 2020 !!
A big thank you to Domino for featuring such a fun project. Looks like 2020 wasn't all bad. #journeyandjacobs
56w
moonriverandme @journeyandjacobs Wondering if you could please share the tub maker and fixtures. It's beautiful!
35w 1 like Reply
View replies (1)
zokoako.badia
40w Reply
aleamosley I love this tile! Could you recommend a different tile for the shower? I see here you've done plaster which looks amazing, but my hubby isn't into it as much as I am.
Liked by shibailey91 and others
JANUARY 15, 2021
Add a comment...
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# BUSINESS, REVENUE MODEL and PROJECTIONS

We are a B2C product-based company, and we make money by selling bathroom products at an average of 50% gross margin.

The products range from furniture, sanitaryware, tiles, faucets, lighting, decorative items, etc.

Our second revenue stream comes from onboarding thousands of contractors into the platform. These contractors will be selected from existing platforms such as Houzz and Angie's List, and an extra layer of vetting will be added to improve the standards of our contractors' community.

We've forecasted an accumulated revenue of $259 million over a 5-year period, along with 7200 contractors using our solution to customize bathrooms all across the US. (not guaranteed)

- 68% of that revenue will come from individual products
- 29% from all-inclusive bathroom packages
- And 3% from contractors' subscription



| 5 YEAR PROJECTION | E-COMMERCE | ALL-INCL PACKAGES | SaaS PLATFORM |
|---|---|---|---|
| $259 MILLION | 68% | 29% | 3% |
| BUILDERS COMMUNITY | AVERAGE TICKET SALES | AVERAGE TICKET SALES | BUILDERS SUBSCRIPTION |
| 7200 | $350 | $4,000 | $120 |

Forward-looking projections are not guaranteed.

## THE TEAM

My name is Danielle Queiroz, founder and CEO of HUBHOUZE. I'm a third time founder, with over ten years of experience in Interior Design, Home Renovation and Tech.

During the customer demand validation, I had an intensive interaction with the consumer which gave me invaluable insights and credentials to build this company moving forward.

In addition to capital I am also looking for my power team - so if you're a rockstar CTO or an e-commerce specialist looking for a new challenge, I would love to hear from you!

### DANIELLE QUEIROZ

FOUNDER AND CEO

A solution-focused, driven, and resourceful three-time founder with a passion for serving people. She's an expert on just about everything design-oriented, and she has deep experience taking tech startups all the way from original idea to successful execution. She also sports a strong background in sales, business development, and creative direction.



## LET'S BUILD THIS!

I am raising $200,000 to build the tech MPV, which will unlock access to further capital. The project will have a duration of six months from the day the funds are available and here is how I am going to use the funds:



| DESCRIPTION | AMOUNT |
| --- | --- |
| COMPANY'S INCORPORATION | $500 |
| MVP PLANNING and CODING | $60,000 |
| GRAPHIC DESIGNER | $10,000 |
| BATHROOM COLLECTION DEVELOPMENT | $25,000 |
| COMPUTER GENERATED IMAGES | $12,000 |
| CONTENT AND COPYWRITING | $6,000 |
| MARKETING AND SALES | $18,600 |
| PEOPLE | $28,000 |
| CONTINGENCY | $39,900 |
| TOTAL | $200,000 |

6.5% of funds raised will go towards the Wefunder intermediary fee.

## THANK YOU FOR YOUR VISIT!



HUBHOUZE on Wefunder

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